Exhibit 99.1

Dominion Diamond Corporation Responds to Self-Serving Disclosure of Unsolicited and Conditional Expression of Interest from The Washington Corporations

Company Clarifies the Record for Shareholders

Approach Constructed as a Highly Opportunistic “Free Option” Intended to Restrict the Company and its Multiple Paths to Value Creation

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--March 19, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today confirmed that it has received an unsolicited, conditional and non-binding expression of interest from the Washington Corporations (“WashCorps”) to acquire the Company. WashCorps’ preliminary expression of interest is subject to, among other things, extensive due diligence, negotiation of satisfactory agreements and regulatory approvals, and is contingent on entering into discussions with Dominion on aggressive and off market terms and conditions.

WashCorps submitted a three-page, mostly boilerplate, letter to the Dominion Board on February 21, 2017. Despite the generic nature of the letter and the lack of credibility of WashCorps in the diamond industry and with public company acquisitions, the Board consulted with its advisors and then invited WashCorps to present their expression of interest to the Board at an in-person meeting of the full Board of Directors of Dominion (the “Board”), which was held on March 9, 2017.

Based on the presentation received from WashCorps, and by their own admission, the Board confirmed that WashCorps does not have experience in the highly specialized diamond mining and marketing industry. WashCorps also advised that they did not have any unique plans for the business. Regardless, the Dominion Board carefully considered the expression of interest, including with the benefit of legal and financial advice. While the Board considered the expression of interest to be opportunistic, and believes that it does not recognize all of the value in the Company under its current business plan, the Board told WashCorps that it was prepared to engage in discussions with them on customary terms, including a customary standstill, and allow WashCorps to conduct extensive due diligence on Dominion’s unique assets and growth potential in order to improve their expression of interest.

Given the Company’s recent update on fiscal 2018 guidance and the complexity of Dominion’s assets, to indicate that diligence is confirmatory based on public records is highly questionable. It would also be entirely irresponsible of the Company to allow a third party access to its confidential information without the benefit of customary agreements that protect the interests of shareholders and all of the Company’s other stakeholders.

While the Board has repeatedly offered to constructively engage with WashCorps on customary terms, WashCorps continues to demand, as a condition to any discussions, a lengthy period of exclusivity, as well as the ability to veto the Board’s choice of new CEO. WashCorps has also refused to accept a customary form of standstill that would restrict it from using the confidential information to acquire control of the Company. These conditions would frustrate the Company’s ability to establish its senior leadership, would prevent Dominion from pursuing other value-creating opportunities, beyond the Company’s current business plan, and would leave WashCorps free to lower its preliminary, highly conditional expression of interest or take advantage of the Company’s confidential information to further its own interests through a subsequent “cashless takeover.” In other words, WashCorps is seeking a self-interested “free option” to learn of Dominion’s business and prospects, while paralyzing the Company.

The Dominion Board is more than willing to consider all value-creating opportunities for the Company, but it will not do so to the detriment of its shareholders and other stakeholders. The Board of Directors reiterates its openness to engage with WashCorps on customary terms.

TD Securities Inc. is acting as financial advisor to the Company, Stikeman Elliott LLP is acting as legal advisor and Kingsdale as strategic advisors.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
John Vincic, 416-206-0118 x.224
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897